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+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

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1.  Name and Address of Reporting Person

      Miller                        Stuart                           A.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

                             760 N.W. 107th Avenue
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                                   (Street)

      Miami                           FL                              33172
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        (City)                      (State)                           (Zip)

2.  Issuer Name and Ticker or Trading Symbol   LNR Property Corporation / LNR
                                             -----------------------------------
3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)
                --------------

4.  Statement for Month/Year          Jan-02
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------

6.  Relationship of Reporting Person to Issuer

             (Check all applicable)

     X  Director     X  Officer              X  10% Owner    ___ Other
    ---             ---                     ---
                        (give title below)                       (specify below)

                     Chairman of the Board
    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

      X  Form filed by One Reporting Person
     ---
    ____ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1. Title               2. Trans-  3. Trans-      4. Securities Acquired (A)      5. Amount of       6. Ownership    7. Nature
   of                     action     action         or Disposed of (D)              Securities         Form:           of Indirect
   Security               Date       Code           (Instr. 3, 4 and 5)             Beneficially       Direct          Beneficial
   (Instr. 3)             (Month/    (Instr. 8)                                     Owned at End       (D) or          Owner
                          Day/    ----------------------------------------------    of Issuer's        Indirect        (4)
                          Year)                                                     Fiscal Year        (I)
                                  Code / V      Amount / (A) or (D) / Price       (Instr. 3 and 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock               N/A       N/A              N/A                                       83          I      By Savings Plan
------------------------------------------------------------------------------------------------------------------------------------
Common Stock            01/19/02      J             50,000 (A)                             268,473          D
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Restricted Common
  Stock (1)             01/19/02      J             50,000 (D)                             150,000          D
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

(1) Represents shares of restricted stock. The shares vest with respect to one-quarter of the total number of shares on January 19, 2002 (200,000), and the remainder will vest on each of January 19, 2003, January 19, 2004 and January 19, 2005 to the extent of one-quarter of the total number of shares.

(J) Represents release of restrictions on restricted common stock.

   Table II Derivative Securites Acquired, Disposed of, or Beneficially Owned
          (e.g. puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------
1.  Title of Derivative Security           2.  Conver-   3.  Transac-     4.  Transac-    5. Number of         6. Date
    (Instr. 3)                                 sion or       tion Date        tion Code      Derivative      Exercisable
                                               Exercise     (Month/Day        (Instr. 8)     Securities        and Exp-
                                               Price of     Year)                            Acquired       iration Date
                                               Deriv-                                        (A) or          (Month/Day
                                               ative                                         Disposed           Year)
                                               Security                                      of (D)
                                                                                             Instr. 3,4,5
                                                                              Code / V       (A)   (D)       Exer/Expir.
------------------------------------------------------------------------------------------------------------------------------
Common Stock Options                            (2)             N/A             N/A            N/A       10-31-97 / 04-07-02
------------------------------------------------------------------------------------------------------------------------------
Common Stock Options                          27.29375          N/A             N/A            N/A       10-31-98 / 10-30-02
------------------------------------------------------------------------------------------------------------------------------
Common Stock Options                          24.8125           N/A             N/A            N/A       10-31-98 / 10-30-07
------------------------------------------------------------------------------------------------------------------------------
Common Stock Options                          18.15625          N/A             N/A            N/A       01-28-01 / 01-27-10
------------------------------------------------------------------------------------------------------------------------------
Common Stock Options                          26.84375          N/A             N/A            N/A       01-17-02 / 01-16-11
------------------------------------------------------------------------------------------------------------------------------
Common Stock Options                           31.30         1/2/2002            A         20,000 (A)    01-02-03 / 01-01-12
------------------------------------------------------------------------------------------------------------------------------

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
------------------------------------------------------------------------------------------------------------------------------------
1.  Title of Derivative Security                 7. Title/Amt.           8. Price of        9. Number       10. Owner-   11. Nature
    (Instr. 3)                                          of                Derivative           of Deriv-     ship Form   of Indirect
                                                   Underlying                Security           ative           of        Beneficial
                                                   Securities               (Instr. 5)        Securities    Derivative    Ownership
                                                  (Instr 3 & 4)                              Beneficially    Security     (Instr. 4)
                                                                                               Owned at     Direct (D)
                                                                                                End of          or
                                                    Title/Amt.                                   Year      Indirect (I)
                                                  or # of shares                              (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Options                       Common Stock Options/  232,000      N/A             232,000          D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Options                       Common Stock Options/   20,145      N/A              20,145          D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Options                       Common Stock Options/   79,855      N/A              79,855          D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Options                       Common Stock Options/   20,000      N/A              20,000          D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Options                       Common Stock Options/   20,000      N/A              20,000          D
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Common Stock Options                       Common Stock Options/   20,000      N/A              20,000          D
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

Explanation of Responses:




* Reporting person denies beneficial ownership of these securities.


** Intentional misstatements or ommissions of facts constitute Federal Criminal
   Violations.
 See 18 U. S. C. 1001 and 15 U. S. C. 78ff(a).


   Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient,
       See instruction 6 for procedure.

(2) Represents options to purchase common stock of Lennar Corporation. Due to the 1997 spin-off of LNR from Lennar, if these options are exercised, Mr. Miller will receive one share of LNR common stock for each share of Lennar common stock received. The entire exercise prise of these options is retained by Lennar.


/s/ Stuart A. Miller                               2/8/2002
-----------------------------------------------------------------------------
      ** Signature of Reporting Person             Date
      Stuart A. Miller

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